TO: SECURITIES EXCHANGE COMMISSION

82-34

Santos

www.santos.com

RECEIVED

2005 SEP 29 P 1:43

29 September 2005

SUPPL

New gas field discovered offshore Northern Territory

Santos Limited, on behalf of its wholly-owned subsidiary Santos Offshore Pty Ltd, today confirmed the discovery of a new gas field offshore Northern Territory with the drilling of the Caldita 1 exploration well.

Caldita 1 commenced drilling on July 7 and reached a total depth of 4037 metres. The well encountered a significant hydrocarbon column in a high quality reservoir interval.

A Drill Stem Test in the primary objective flowed gas at a rate of approximately 33 million cubic feet per day through a 1" choke. The test was constrained by the limitations of surface equipment.

The well will now be plugged and abandoned as per the planned program. The Caldita discovery is located in exploration permit NT/P61 265 kilometres north-northwest of Darwin in 137 metres of water.

"This is an encouraging result and further evaluation will be carried out to assess the appraisal and development potential of Caldita and nearby resources," said Santos Managing Director, Mr John Ellice-Flint.

The participants in NT/P61 are:

Santos Offshore Pty Ltd	40%
ConocoPhillips Australia Exploration PTY Ltd (operator)	60%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

dw 9/30

newsrelease

Timor Sea



Timor
Indonesia
Joint Petroleum Development Area
Jahal
JPDA 03-01
JPDA 03-12
Bayu-Undan
NT/P48
Evans Shoal
Caldita 1
NT/P61
Bathurst Is.
Melville Is.
Australia
Darwin
Indian Ocean
WA-6-R
NT/RL1
Petrel
LNG Facility
(under construction)
WA-18-P
Tern
WA-27-R
Northern Territory
Western Australia
NT/P67
0
100
kilometres

Legend

- Santos acreage
- Oil Field
- Gas Field
- ---- Gas Pipeline



Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 29th September, 2005

Wildcat Exploration Wells

Caldita 1

Type	Gas Exploration	
Location	Offshore Northern Territory, Timor Sea NT/P61, 55km E of Evans Shoal 1, and some 275km N of Darwin.	
Status at 0600hrs 29/09/05	Running abandonment operations as per planned program. Caldita 1 reached a total depth of 4037m with no progress for the week. A Drill Stem Test in the primary objective flowed gas at a rate of approximately 934,500 cubic meters per day (33 million cubic feet per day) through a 25mm (1") choke. The test was constrained by the limitations of surface equipment	
Planned Total Depth	4325m	
Interest	ConocoPhillips Australia Exploration Pty Ltd	60.00%
	Santos Group	40.00%
Operator	ConocoPhillips Australia Exploration Pty Ltd	

Saratoga 1

Type	Oil/Gas Exploration ATP 259P, Aquitaine B Block, Queensland, Cooper Basin	
Location	8.7km SE of Doonmulla 1, 10.6 km NE of Turol 1, and some 75km NW of the Ballera Gas Plant.	
Status at 0600hrs 29/09/05	Pressure testing surface equipment having set surface casing. The current depth and progress for the week is 735m. Saratoga 1 was spudded on 26/09/05	
Planned Total Depth	2782m	
Interest	Santos Group	55.0%
	Delhi	20.0%
	Origin Energy Resources Ltd	25.0%
Operator	Santos Group	

Greenmount 1

Type	Gas Exploration ATP 337P, Denison Trough, Bowen Basin, Queensland.	
Location	10km W of the Arcturus field and 65km SSE of the township of Emerald.	
Status at 0600hrs 29/09/05	Running in hole to drill out intermediate casing. The current depth is 674m with 488m progress for the week.	
Planned Total Depth	1814m	
Interest	Santos Group	50.0%
	Origin CSG Ltd.	50.0%
Operator	Santos Group	

GA 175-S Unit 1

Type	Gas Wildcat	
Location	Offshore Texas State Waters, Gulf of Mexico, USA.	
Status at 0600hrs 29/09/05	Rig evacuated for Hurricane Rita. Drive pipe has been set in preparation for spud.	
Planned Total Depth	3810	
Interest	Santos Group	100%WI
Operator	Santos Group	

During the Week Ending 29th September, 2005 Santos Limited also participated in 2 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 29th September, 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Kerinna South 1

Type	Oil Near Field Exploration	
Location	PPL 184, South Australia, Cooper Basin 1.2km SW of Kerinna 1, 4.0km NE of Buckinna 1 and some 43 km SE of the Moomba Gas Plant.	
Status at 0600hrs 29/09/05	Running wireline logs. Kerinna South 1 reached a total depth of 1631m within the week. The well spudded on 23/09/05.	
Planned Total Depth	1632m	
Interest	Santos Group	86.81%
	Delhi *	0.00%
	Origin Energy Resources Ltd	13.19%
	* Delhi have elected not to participate in the drilling of Kerinna South 1	
Operator	Santos Group	

Costa West 1

Type	Gas Appraisal	
Location	PL 132, former Total 66 Block, Queensland, Cooper Basin 2.0 km NW of Costa South 2, and some 12 km E of the Ballera Gas Centre.	
Status at 0600hrs 29/09/05	Drilling ahead. The current depth and progress for the week is 1991m. The well spudded on 22/09/05.	
Planned Total Depth	1632m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin Energy Resources Ltd	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos

www.santos.com

newsrelease

30 September 2005

Drilling Reports

Santos Limited advises that it will change the way it reports on exploration and delineation drilling activity.

Effective immediately, Santos will report on actual drilling results, together with planned upcoming wells, as part of its quarterly activity reports which are lodged with the Australian Stock Exchange (ASX).

Weekly drilling reports will no longer be issued.

Any material information will continue to be released to the ASX immediately in accordance with Listing Rule 3.1 and the Corporations Act.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	30 September 2005

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,962,184	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the *next dividend*, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 September 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: Listing Rule 3.16.1 : Director Retirement

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

****
*** ACTIVITY MANAGEMENT REPORT TX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
09/26 08:50	15022672233		2406	TRANSMIT ECM	3	OK 00'58
09/26 17:15	12147467777		2407	TRANSMIT G3	4	OK 01'28
09/26 20:22	12124512222		2408	TRANSMIT ECM	3	OK 00'56
09/27 11:04	7034558604		2409	TRANSMIT ECM	3	OK 03'34
09/27 11:23	18883549883		2410	TRANSMIT ECM	3	OK 01'16
09/27 15:50	2029429524	SEC OIA 2	2411	TRANSMIT ECM	7	OK 01'48
09/27 15:54	2029429524	SEC OIA 2	2412	TRANSMIT ECM	2	OK 00'35
09/27 16:18	13366683697		2413	TRANSMIT ECM	3	OK 01'07
09/27 16:20	13366683697		2414	TRANSMIT	0	NG 00'00
						0 #001
09/27 16:22	13666683697		2416	TRANSMIT	0	NG 00'00
						0 #001
09/27 16:24	13366683697		2415	TRANSMIT ECM	4	OK 01'23
09/27 17:18	12166234912		2417	TRANSMIT ECM	1	NG 00'31
						2 STOP
09/28 09:49	12125411411		2418	TRANSMIT ECM	3	OK 01'09
09/28 09:51	12125411352		2419	TRANSMIT ECM	3	OK 01'08
09/28 09:52	5088100		2420	TRANSMIT ECM	3	OK 01'00
09/28 10:03	18666432245		2421	TRANSMIT ECM	2	OK 01'16
09/28 10:06	18666432245		2422	TRANSMIT ECM	3	OK 01'22
09/28 11:10	17039140556		2423	TRANSMIT ECM	3	OK 01'12
09/28 15:19	12024674070		2424	TRANSMIT ECM	4	OK 01'08
09/28 17:43	12026617464		2425	TRANSMIT ECM	2	OK 00'53
09/29 10:16	17134202024	El Paso	2426	TRANSMIT ECM	4	OK 01'19
09/29 13:40	01185225373689		2427	TRANSMIT ECM	4	OK 01'18
09/29 14:03	3015869441		2428	TRANSMIT ECM	2	OK 00'41
09/29 17:56	12124503800		2429	TRANSMIT ECM	3	OK 01'00
09/30 08:49	3015869441		2430	TRANSMIT ECM	2	OK 00'44

****
*** ACTIVITY MANAGEMENT REPORT RX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
09/26 03:38			5444	AUTO FAX RX ECM	1	NG 00'22
						1
09/26 10:22	312706 3206		5445	AUTO FAX RX ECM	4	OK 01'41
09/26 15:52	6046290688		5446	AUTO FAX RX ECM	1	OK 00'31
09/26 20:36			5447	MEMORY RX ECM	20	OK 04'53
09/28 06:39			5448	AUTO FAX RX ECM	1	OK 00'47
09/28 14:17	2129860816		5449	AUTO FAX RX ECM	3	OK 01'50
09/28 19:44			5450	AUTO FAX RX ECM	2	OK 00'53
09/29 01:50			5451	AUTO FAX RX ECM	2	OK 00'50
09/29 12:04			5452	AUTO FAX RX ECM	1	OK 00'28
09/29 13:04	202 942 9698	SEC OIA 1	5453	AUTO FAX RX ECM	2	OK 00'46
09/29 17:03	302 645 9885		5454	AUTO FAX RX ECM	10	OK 03'18
09/29 19:31			5455	AUTO FAX RX ECM	1	OK 00'35
09/29 22:06			5456	MEMORY RX ECM	15	OK 08'05
09/29 22:19			5457	MEMORY RX ECM	15	OK 03'16
09/29 22:34			5458	MEMORY RX ECM	15	OK 03'16
09/30 01:53			5459	MEMORY RX ECM	15	OK 03'16
09/30 02:06			5460	MEMORY RX ECM	15	OK 03'16
09/30 02:21			5461	MEMORY RX ECM	15	OK 08'25
09/30 05:02		M&I SECRETERIAL	5462	MEMORY RX ECM	4	OK 01'43

09/30 05:07		M&I SECRETERIAL	5463	MEMORY RX	ECM	4	OK 01'20

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	30 September 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,962,184	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 September 2005

Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: **Listing Rule 3.16.1 : Director Retirement**

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

30 September 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

593,962,184	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: Listing Rule 3.16.1 : Director Retirement

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	30 September 2005

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,962,184	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, *other than in relation to the next* dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2005

Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: **Listing Rule 3.16.1 : Director Retirement**

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

30 September 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

593,962,184	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5033

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: Listing Rule 3.16.1 : Director Retirement

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,105,121
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.054929 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates	30 September 2005	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,962,184	Fully paid ordinary shares.
	6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
	32,400	(i) held by eligible employees; and
	118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
	46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
	41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
	862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
	2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest:: The Director is a shareholder and director of the Registered Holder.
Date of change	30 September 2005
No. of securities held prior to change	43,153 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	43,856 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	30 September 2005
No. of securities held prior to change	10,200 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	166
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	10,366 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	7 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 September 2005
No. of securities held prior to change	4,820 fully paid ordinary share
Class	Fully paid ordinary shares
Number acquired	78
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$11.054929 per share
No. of securities held after change	4,898 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5033

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 30 September 2005

Subject: **Listing Rule 3.16.1 : Director Retirement**

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr. Graeme McGregor has resigned as a Director of Santos Ltd, effective 30 September 2005.

W.J. Glanville
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	GRAEME WILLIAM MCGREGOR
Date of last notice	30 September 2005
Date that director ceased to be director	30 September 2005

Part 1 Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,366 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Park Road Management Pty Ltd, in respect of which, by virtue of S608(3), I hold a relevant interest.	1,200 Franked Unsecured Equity Listed Securities

Part 3 Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	